July 28, 2009

Mr. H. Roger Schwall
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., N.E.
Washington D.C 20549

Re:          Berry Petroleum Company
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 25, 2009
Form 10-Q for Fiscal Year Ended March 31, 2009
Filed April 30, 2009
Definitive Proxy Statement on Schedule 14A
Filed May 13, 2009
File No. 001-09735

Dear Mr. Schwall:

On behalf of Berry Petroleum Company (“Berry” or the “Company), we are submitting an additional response to clarify our previous letter to the staff (“Staff”) of the Securities Exchange Commission (“Commission”) dated June 30, 2009 relating to the above-referenced filings.  In this letter, the Company has reproduced your comments in italics typeface and has made responses in normal typeface.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 18- Hedging, Page 73

4.
We note you disclose on page 74 that most of your oil hedges are based on the West Texas Intermediate (WTI) index, and that your California oil sales contract with Big West of California (BWOC) is tied to WTI which has allowed you to qualify for hedge accounting and effectively hedge your production.

Please tell us how you concluded that your hedges associated with the BWOC sales contract continue to be effective, given your disclosure on page 66 indicating that in December 2008, BWOC filed for Chapter 11 Bankruptcy protection and informed you that it was unable to receive your production.

We would like to understand how your position is consistent with the guidance in SFAS 133 paragraphs 66 and 67, and DIG Issue G10.

Response:

The Company documented cash flows from crude oil sales in California (rather than sales under a specific contract) as the hedged item in its hedge memos.   BWOC filed for Bankruptcy on December 22, 2008 and Berry determined that the bankruptcy of BWOC would not significantly reduce the credit-worthiness of all potential buyers.  A ready market existed for the Company’s crude oil production and the Company resumed sales of its crude oil to multiple refineries in January 2009.

We propose to include revised disclosures in Management’s Discussion and Analysis and Note 18 – Hedging of our future filings similar to the following:

We generally utilize NYMEX WTI based derivates to hedge cash flows from our California oil sales.  Prior to December 22, 2008, all of our crude oil in California was sold to BWOC.  The Company’s crude oil has a ready market in California and we entered into new contracts with multiple refiners for all of our California crude oil production and thus the probability of our hedged forecasted transactions occurring was not significantly impacted by the BWOC bankruptcy.

Our new sales contracts with multiple refiners are primarily based on the field posting prices.  There is a high correlation between WTI and the field posting prices which allowed us to continue hedge accounting.  Under the dollar offset method, we did not have any ineffectiveness under these hedges during 2008.  However, depending on the change in value of our actual hedges compared to a hypothetical hedge based on field posting prices, ineffectiveness may be recorded in the future.

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Additionally, we confirm that we will comply with the preceding comments in all future filings substantially in the manner described in the response to each comment.

Should you or your staff have any questions concerning the enclosed materials, please contact me at (303) 999-4036.

Sincerely,

/s/ David D. Wolf
David D. Wolf
Executive Vice President and
Chief Financial Officer